

December 1, 2014

<u>Via E-mail</u>
Lei Chen
Chief Financial Officer
Hailiang Education Group Inc.
386, Jiefangbei Road
Diankou Town, Zhuji
Zhejiang Province, PRC 311814

> **Re:** **Hailiang Education Group Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted November 21, 2014**
> **CIK No. 0001596964**

Dear Mr. Chan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 1 and revised disclosure. Please revise in the appropriate places like the cover page to describe the termination date of the offering. See Item 501(b)(8) of Reg. S-K. Moreover, Rule 15c2-4 requires any broker-dealer that accepts funds in connection with a best-efforts, contingency offering to either (i) place those funds in escrow and appoint an escrow agent or (ii) promptly deposit the funds in a segregated bank account, with respect to which the broker-dealer acts as trustee or agent. Please revise to describe how your underwriter intends to treat funds received in this offering. See Rule 15c2-4(b) of Securities and Exchange Act of 1934.

Liquidity and Capital Resources, page 80

2. Please file as an exhibit the September 2014 guarantee agreement pursuant to which Hailiang Group and Mr. Feng agreed to irrevocably and jointly guarantee the timely return of company deposits on behalf of Hailiang Finance.

Underwriting, page 155

3. We note that the underwriter's obligation to offer and sell the ADSs in the offering is conditioned upon listing on the New York Stock Exchange or Nasdaq Global Market. Please discuss the requirements for listing on these exchanges and how the company does or does not currently meet those requirements.

You may contact Sharon Virga, Staff Accountant, at 202-551-3385 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please Brandon Hill, Attorney Advisor, at 202-551-3268 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Benjamin Su, Esq.
        Kirkland & Ellis LLP